Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                        For the month of September, 2004

                              CONVERIUM HOLDING AG
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                 Baarerstrasse 8
                                   CH-6300 Zug
                                   Switzerland
                    ----------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F   X     Form 40-F
                                 -------           -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes         No    X
                            -------    -------

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

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Disclosures with respect to the Extraordinary General Meeting of Converium
Holding Ltd, held on September 28, 2004

Issuer:                  Converium Holding Ltd
Sec. ID no.:             1'299'771
ISIN:                    CH0012997711

We herewith inform you about the resolutions having been taken by the Extraordinary General Meeting of September 28, 2004. All resolutions were taken electronically.

Proposal 1: Reduction of the share capital

The Extraordinary General Meeting agreed with the majority of votes cast

     a) To reduce the Company's share capital from CHF 400'062'170 by CHF 200'031'085 to CHF 200'031'085;

     b) To effect the reduction of the Company's share capital by a reduction of the nominal value of each of the Company's 40'006'217 registered shares from CHF 10 per share by CHF 5 to CHF 5 per share;

     c) To book an amount corresponding to the amount of the reduction of the Company's share capital of CHF 200'031'085 (Herabsetzungsbetrag) as general reserves of the Company; and

     d) To book any accounting profit, if any, resulting from such reduction of the Company's share capital as general reserves of the Company and not to distribute to the shareholders (according to article 732 para. 4 CO).

Proposal 2: Ordinary Capital Increase

The Extraordinary General Meeting agreed with the majority of votes cast the following:

     a) Increase of the share capital by CHF 533'416'225 through the issuance of 106'683'245 fully paid registered shares with a nominal value of CHF 5 each.

     b)   The amount of the capital contribution is CHF 5 per share.

     c) The shares to be newly issued are issued with an issue price of CHF 5 per share, totally with an issue price of CHF 533'416'225.

     d) The shares to be issued will be entitled to dividends starting with the business year 2004.

     e)   The contribution with respect to the shares shall be made in cash.

     f) The shares to be newly issued shall be subject to the restrictions set forth in art. 5 of the Articles of Incorporation.

     g)   The shares to be newly issued shall have no preferential rights.

     h) The preemptive rights (Bezugsrechte) of the existing shareholders will be granted. To execute the capital increase the shares to be newly issued will be underwritten by Credit Suisse First Boston with its seat in Zurich and by J.P. Morgan Securities Ltd. with its seat in London on the basis of an Underwriting Agreement (Festubernahmevetrag) concluded on September 27, 2004. However, the shares are offered to the shareholders at the price of CHF 5 per share. The Board of Directors is authorized to determine the further terms for exercising the purchase rights. A trading of preemptive rights takes place. Shares in respect of purchase rights not exercised shall be placed in the market by Credit Suisse First Boston and J.P. Morgan Securities Ltd. according to the conditions of the Underwriting Agreement (Festubernahmevertrag).

Proposal 3: Share capital

The Extraordinary General Meeting agreed with the majority of votes cast to adapt art. 3 (share capital), 3a (contingent share capital for option rights and/or conversion rights) and 3b (authorized share capital) of the Articles of Incorporation according to the new nominal value of CHF 5 per share.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        CONVERIUM HOLDING AG


                                        By:  /s/ Dirk Lohmann
                                             ----------------
                                             Name:      Dirk Lohmann
                                             Title:     CEO


                                        By:  /s/ Christian Felderer
                                             ----------------------
                                             Name: Christian Felderer
                                             Title: General Legal Counsel


Date:  September 29, 2004